IMRIS REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS

•	First quarter new order bookings of $18.0 million resulted in an ending backlog of $110.4 million;
•	Quarterly revenues of $8.2 million, up 1 percent from prior-year quarter;
•	Net loss narrowed to $7.9 million, or $0.15 per share;
•	Clinical milestones validate benefits of IMRIS’ technology;

Financial Highlights:

	3 months ended March 31 (unaudited)
($000s except per share amounts)	2014	2013	Change
Sales	8,151	8,066	1.1%
Gross profit	1,925	3,020	(36.3%)
Gross profit as % of sales	23.6%	37.4%	n/m [1]
Operating expenses	8,044	10,794	(25.5%)
Adjusted EBITDA[2]	(4,916)	(6,372)	(22.8%)
Operating loss	(6,119)	(7,774)	(21.3%)
Net loss	(7,901)	(8,378)	(5.7%)
Basic and diluted loss per share	$(0.15)	$(0.18)	(16.7%)

1 Not Meaningful

2 Adjusted EBITDA is defined as earnings before interest income (expense) and other, stock based compensation, gain on asset sale, foreign exchange, embedded derivatives, income taxes and amortization and depreciation.

WINNIPEG, Manitoba & MINNEAPOLIS, Minnesota, May 13, 2014 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) today reported financial results for the 2014 first quarter. All figures are reported in U.S. dollars. First quarter revenues were $8.2 million, up approximately 1 percent from $8.1 million in the year-ago quarter. Net loss in the 2014 first quarter improved to $7.9 million, or $0.15 per diluted share, compared with a prior-year net loss of $8.4 million, or $0.18 per diluted share.

Commented Jay D. Miller, President and Chief Executive Officer of IMRIS: “Revenue in the 2014 first quarter was within our guidance range and we continued to focus on building our revenues from service contracts, disposables and upgrades. As we have previously stated, a primary focus in 2014 is improving order bookings performance and working to convert qualified customer prospects to new sales orders. We are encouraged by our strong bookings in the first quarter. We also are excited to continue seeing great clinical data from hospitals that are using our intraoperative imaging technology.”

Among IMRIS’ clinical highlights during the 2014 first quarter:

•	A study published in April in Neurosurgery, a peer reviewed medical journal, validated the effectiveness of the VISIUS® intraoperative MRI, concluding that it significantly enhances the amount of complete resection in brain tumors and leads to better patient outcomes.
•	Tampa General Hospital completed initial neurosurgical cases using its recently installed VISIUS Intraoperative MRI.
•	Neurosurgeons at Le Bonheur Children’s Hospital in Memphis, TN, completed their first cases using IMRIS’ horseshoe headrest. This new IMRIS product is the world’s first MR-safe and CT-compatible horseshoe headrest for the positioning of patients ranging from neonatal to adult during neurosurgical procedures.

IMRIS Reports 2014 First Quarter Results – Page 2

•	Neurosurgeons at Dartmouth-Hitchcock Medical Center in Lebanon, NH, began using the VISIUS Surgical Theatre at the hospital’s Center for Surgical Innovation, which has the only operating suite in the world with both VISIUS intraoperative MRI and CT modalities able to serve multiple operating rooms without moving the patient.
•	In an example of new surgical applications being enabled by IMRIS’ technology, Cook Children’s Hospital in Fort Worth, Texas, completed its first pediatric laser ablation procedure on a brain tumor in their VISIUS Surgical Theatre. The procedure combined the navigation technology of the ClearPoint Neuro Intervention System with VISIUS intraoperative MRI.

First-Quarter Operating Review

Revenue from VISIUS Surgical Theatre systems for the 2014 first quarter was $5.5 million, $0.8 million lower than the same period last year, stemming from the timing of installation and delivery activity. Revenue from VISIUS Surgical Theatres included sales from disposables and upgrades, which rose $0.3 million compared with the same period last year due to expanded product offerings. Extended maintenance contract revenue was $0.9 million higher than the year-ago period, reflecting additional extended maintenance contracts from a larger installed base that have transitioned off warranty to chargeable service programs.

IMRIS’ net loss in the 2014 first quarter narrowed to $7.9 million, or $0.15 per share, versus a loss of $8.4 million, or $0.18 per share in the prior-year quarter. The improvement was chiefly due to lower operating expenses of $2.8 million, partially offset by higher interest and other expense of $1.0 million, unfavorable foreign exchange impact of $0.2 million and lower gross profit of $1.1 million.

Gross profit in the 2014 first quarter was $1.9 million compared with $3.0 million for the same period last year. Gross profit as a percentage of sales in the 2014 first quarter was 23.6 percent compared with 37.4 percent in the prior-year period. The company is focused on improvement and expects to achieve full-year gross margins of approximately 40 percent.

“Our gross margins were unacceptable in the quarter,” said Miller. “The decline from last year stemmed from trailing project completion costs on new VISIUS iMR and MRgRT systems, coupled with the integration of critical business processes following the relocation of certain functions to Minnesota that will enable us to achieve greater synergies and oversight in our customer programs and supply chain going forward. On the positive side, the company’s operating expenses dropped sizably.”

Operating expenses for the 2014 first quarter declined to $8.0 million compared with $10.8 million for the same period last year, mainly due to lower expenses in research and development costs for robotics, MRgRT and other ancillary research projects as those initiatives near completion. In addition, IMRIS incurred costs of $0.8 million in the 2013 first quarter to relocate the company’s operations to Minnesota.

Foreign exchange expense in the 2014 first quarter was $0.7 million compared with $0.6 million in 2013, due to a strengthening U.S. dollar against IMRIS’ foreign denominated monetary assets. Interest and other expense during the three months ended March 31, 2014, includes interest expense of $0.6 million and debt discount amortization of $0.3 million, debt issuance cost amortization of $0.1 million, as well as other net interest expense and banking fees.

Adjusted EBITDA for the 2014 first quarter was negative $4.9 million compared with negative $6.4 million for the same period last year. Adjusted EBITDA for the 2014 first quarter reflects lower gross profit and operating expenses, and higher interest expense.

IMRIS Reports 2014 First Quarter Results – Page 3

Backlog[1]

During the 2014 first quarter, $18.0 million in new orders were received and $8.2 million of backlog was converted into revenues. The change in the U.S. dollar versus the orders denominated in foreign currencies in backlog resulted in a slight increase in the value of the backlog. Backlog at March 31, 2014, was $110.4 million.

Liquidity

Cash and restricted cash at March 31, 2014, totaled $14.7 million and accounts receivable were $11.1 million. These funds, together with ongoing operating cash flow, will be used to fund the company’s working capital and overall operations. At December 31, 2013, the company had cash and restricted cash of $13.9 million.

Business Outlook

Commented Miller: “In 2014, we will continue to execute our strategic plans, in order to set the stage for growth in 2015 and beyond. In addition to offering a broader product range, including a growing disposables business, we plan to continue building momentum for our VISIUS iCT and service sales. A key focus remains to improve our order bookings performance and convert qualified customer prospects to new sales orders. Concurrently, we are working to improve the company’s bottom-line performance, with an emphasis on controlling costs and increasing gross margins. We also anticipate market excitement around the development of our second generation SYMBIS MR and CT-compatible robotic system.”

The company continues to anticipate that its 2014 second quarter revenues will be in the range of $3.5 million to $4 million, and the strongest quarterly revenue performance will occur in the second half of 2014.

Gross profit as a percentage of sales is forecast to be approximately 40 percent for the full year 2014. Quarterly gross profit as a percentage of sales will vary depending on the underlying system installations in each quarter. While IMRIS does not provide earnings guidance, the Company does expect to be cash flow neutral in 2014.

Taken together, IMRIS anticipates total cash and non-cash operating expenses in 2014 to be approximately $33 million, as summarized below:

2014 Forecast	$ Millions
Cash operating expenses	$27.0
Depreciation (non-cash)	4.0
Stock based compensation (non-cash)	2.0
Total operating expenses	33.0

The company’s cash requirements in 2014 include funding for operations, capital investments related to robotics, iCT and MRgRT test labs, and costs related to the U.S. relocation. Total capital expenditures in 2014 are expected to be in the range of $1.5 million to $2.5 million.

[1] See “Non-GAAP Financial Measures” in the Company’s 2014 First Quarter MD&A for further information on backlog.

IMRIS Reports 2014 First Quarter Results – Page 4

The company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call

Management will host a conference call to discuss the results at 4:00 pm ET, May 13, 2014. Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 1-416-644-3415 or 1-877-974-0445. To access the live audio webcast, please visit IMRIS’ website at www.imris.com. A taped rebroadcast will be available to listeners following the call until midnight (ET) on May 20, 2014. To access the rebroadcast from Canada please call 1-877-289-8525 or 1-416-640-1917 and enter access code 4681231. From the U.S., please call 1-303-590-3030 or 1-800-406-7325 and enter access code 4681231.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by 57 leading medical institutions around the world. For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact: Kelly McNeill
Executive Vice President Finance and
Administration and Chief Financial Officer
IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com